The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

05011089

RECEIVED
2005 SEP 12 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 7, 2005

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Notice of Determination of Offer Price of Shares and Disposal Price of Treasury Stock

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

09/07/05 9:34AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Junichi Sayato
Title: General Manager

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on September 7, 2005 by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase our shares: it is a general public announcement of our secondary offering of shares and related information. The said secondary offering is limited to investors in Japan and not intended to solicit any person outside Japan.

September 7, 2005

Company name:	The Sumitomo Trust & Banking Co., Ltd
Location of Head Office:	5-33, Kitahama 4-chome, Chuo-ku, Osaka
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice of Determination of Offer Price of Shares and Disposal Price of Treasury Stock

With respect to the secondary offering of shares of the Sumitomo Trust & Banking Co., Ltd (the "Company") and the disposal of its treasury stock which were resolved at the meeting of its Board of Directors held on August 29, 2005, the "Offer Price", "Disposal Price" and other terms were undecided. The Company determined them as stated below and hereby announces as follows:

1. Disposal of Treasury Stock and Secondary Offering of Shares (offering by way of underwriting)

(1) Offer Price:
740 yen per share

(2) Aggregate Offer Price:
24,420,000,000 yen

(3) Underwriting Price (Disposal Price):
709.76 yen per share

(4) Aggregate Underwriting Price:
23,422,080,000 yen

(5) Application Period:

September 8 (Thursday), September 9 (Friday), September 12, 2005(Monday)

(6) Payment Date:

September 15, 2005 (Thursday)

(7) Delivery Date:

September 16, 2005 (Friday)

Note: The underwriters will purchase and underwrite all the shares to be offered at the "Underwriting Price" ("Disposal Price") and offer them at the "Offer Price".

Aggregate "Underwriting Price" includes aggregate "Disposal Price". The "Payment Date" is only relating to the disposal of treasury stock. There is no payment date relating to any other secondary offering.

2. Secondary Offering of Shares (offering by way of over-allotment) (See Note 2 below)

(1) Number of shares to be offered:

3,000,000 shares

(2) Offer Price:

740 yen per share

(3) Aggregate Offer Price:

2,220,000,000 yen

(4) Application Period:

September 8 (Thursday), September 9 (Friday), September 12, 2005 (Monday)

(5) Delivery date:

September 16, 2005 (Friday)

[Notes]

Note 1. Calculation of Offer Price:

Calculation Date and Offering Price: September 7, 2005(Wednesday) 756 yen

Discount Rates: 2.11%

Note 2. The Secondary Offering by way of over-allotment

The secondary offering through the over-allotment will be made by Daiwa Securities SMBC Co. Ltd. along with, and taking into account market demand for, the offering by way of underwriting as set out in "1.Disposal of Treasury Stock and Secondary Offering of Shares (offering by way of underwriting)" above, with respect to 3,000,000 shares that are planned to be borrowed by Daiwa Securities SMBC Co. Ltd. from certain shareholder(s) of the Company.

Relating to the above, Daiwa Securities SMBC Co. Ltd. will have an option to purchase additional common stock of the Company from the shareholders up to the number of shares to be sold in the offering by way of over-allotment (the "Greenshoe Option"). Such option will be effective from September 13, 2005 (Tuesday) to September 21, 2005 (Wednesday).

Daiwa Securities SMBC Co. Ltd. may conduct stabilizing transactions with regard to the common stock of the Company during the application period for the offering by way of underwriting and the offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used for returning the borrowed shares.

Daiwa Securities SMBC Co. Ltd. may also purchase common stock of the Company (the" Syndicate Cover Transaction") on the Tokyo Stock Exchange, Inc., up to the number of shares to be sold in the offering by way of over-allotment. Such purchase would be made from September 13, 2005 (Tuesday) to September 21, 2005 (Wednesday). Shares purchased through the "Syndicate Cover Transaction" will be used to return borrowed shares.

If the shares which Daiwa Securities SMBC Co. Ltd. obtains through the two transactions described above are not sufficient to return all the borrowed shares, Daiwa Securities SMBC Co. Ltd. will exercise the "Greenshoe Option" for the number of shares to be sold in the offering by way of over-allotment less the shares obtained through the two transactions.

Note 3. Use of Proceeds raised by the Disposal of the Treasury Stock

Approximately 2,824,040 thousand yen raised by the disposal of the treasury stock is expected to be used for general corporate purposes.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654